  Exhibit 99.1
AMEX “REX”
TSX “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX PRESENTS AT RODMAN & RENSHAW THIRD ANNUAL SECURITY,
BIODEFENSE, & CONNECTIVITY INVESTOR CONFERENCE

EDMONTON, Alberta - June 19, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced that Marc Canton, President and Chief Operating Officer of ViRexx, presented at the Rodman & Renshaw Techvest Third Annual Security, BioDefense, & Connectivity Investor Conference in New York. A webcast of Mr. Canton’s presentation is available at: http://www.wsw.com/webcast/rrshq9/rex. The event will be held from June 19th-20th, 2006 at the St. Regis Hotel, 2 E. 55th St. New York, NY.

The conference will feature presentations from public and privately held emerging growth healthcare companies presenting data on an array of therapeutic topics including oncology, cardiovascular disease, central nervous system disorders, infectious diseases and medical device technology. Details regarding the conference can be obtained at www.rodmanandrenshaw.com.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

 For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Scott Langille Chief Financial Officer ViRexx Medical Corp. Tel: (780) 989-6708 Fax: (780) 436-0068 slangille@virexx.com